EXHIBIT 99.7

Differences Between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the US and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under US GAAP.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

	Canadian GAAP	US GAAP
Consolidated Balance Sheets	2009	2009
Balance sheet:
Mining assets (a)	$800,358	$739,086
Future income tax liability, net (b) (e)	259,946	233,494
Other long-term liability (b)	1,946	7,485
Shareholders’ equity (b)	702,839	662,480

	Canadian GAAP	US GAAP
	2008	2008
Balance sheet:
Mining assets (a)	$658,200	$599,127
Future income tax liability, net (b) (e)	329,537	299,596
Other long-term liability (b)	1,730	2,400
Shareholders’ equity (b) (e)	571,662	541,860

Consolidated Statements of Earnings	2009	2008
Earnings for the year, Canadian GAAP	$70,121	$106,408
Sales (c)	3,683	–
Cost of sales (c) (d)	(10,366)	2,260
Current income taxes (d)	4,484	–
Future income taxes (e)	(5,486)	1,084
Earnings for the year, US GAAP	$62,436	$109,752

Consolidated Statements of Comprehensive Income	2009	2008
Total comprehensive income, Canadian GAAP	$66,951	$115,604
Other comprehensive loss (b)	(2,872)	(389)
Total comprehensive income, US GAAP	$64,079	$115,215

Basic earnings per share	$1.02	$1.88
Diluted earnings per share	$1.02	$1.86

Consolidated Statement of Cash Flows	2009	2008

Cash provided by (used in):
Operating, Canadian GAAP	$144,076	$193,884
Net earnings (loss) adjustments (c)	(7,685)	3,344
Items not involving cash:
Amortization and accretion (c)	(3,805)	(2,260)
Future income taxes	5,486	(1,084)
Cash provided by (used in):
Operating, US GAAP	138,072	193,884

Cash provided by (used in):
Financing, Canadian GAAP	44,257	(13,277)
Cash provided by (used in):
Financing, US GAAP	44,257	(13,277)

Cash provided by (used in):
Investing, Canadian GAAP	(217,428)	(185,781)
Mining capital assets (c)	6,004	–
Cash provided by (used in):
Investing, US GAAP	(211,424)	(185,781)
Foreign exchange effect on cash balances	(3,798)	628

Increase/(decrease) in cash and cash equivalents	(32,893)	(4,546)
Cash and cash equivalents, beginning of year	49,628	54,174
Cash and cash equivalents, end of year	$16,735	$49,628

(a)	Expenditures on Mining Interests Prior to the Establishment of Proven and Probable Reserves

Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and US GAAP purposes.

There is no difference in the calculation of reserves for the periods presented under Canadian or US GAAP. The calculation follows the requirements of the Canadian Securities Administrators National Instrument 43-101 Standards of Disclosure for Mineral Project as well as the definitional guidance of Industry Guide 7 as required under US GAAP.

(b)	Accounting for Defined Benefit Pension and Other Postretirement Plans

For US GAAP purposes, the Company has adopted FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans (“FASB 158”), issued in September 2006. For the year ended January 31, 2009, a liability for pension benefits of $1.9 million is reported under other long-term liability for Canadian GAAP purposes. Accounting under FASB 158 results in the following balance sheet reclassifications for fiscal 2009: an increase of $4.9 million in other long-term liability, a decrease in net future income tax liability of $2.0 million and a decrease in accumulated other comprehensive income (loss) of $2.9 million. For the year ended January 31, 2008, a liability for pension benefits of $1.7 million is reported under other long-term liability for Canadian GAAP purposes. Accounting under FASB 158 results in the following balance sheet reclassifications for fiscal 2008: an increase of $0.7 million in other long-term liability, a decrease in net future income tax liability of $0.6 million and a decrease in accumulated other comprehensive income (loss) of $0.1 million.

(c)	Amortization of Mining Assets

For US GAAP purposes, the start-up phase ended effective February 1, 2003 for the A-154 pipe and June 1, 2008 for the A-418 pipe. For Canadian GAAP purposes, the start-up phase ended effective August 1, 2003 for the A-154 pipe and August 1, 2008 for the A-418 pipe. Under US GAAP, the production stage is deemed to have begun when saleable minerals are extracted from an ore body, regardless of the level of production. In addition, exploration costs are expensed during the production stage for US GAAP purposes but may be capitalized under Canadian GAAP.

For Canadian GAAP purposes, the net book value of mining assets will be higher than for US GAAP purposes due to the capitalization of costs incurred for Canadian GAAP purposes in the first and second quarters of fiscal 2004 for the A-154 pipe and in the second quarter of fiscal 2009 for the A-418 pipe. This results in lower amortization under US GAAP, which is offset by the expensing of exploration costs for US GAAP purposes. Amortization pertaining to A-154 and A-418 items deferred for Canadian GAAP purposes net of exploration costs resulted in a $4.5 million decrease in cost of sales for the year ended January 31, 2009 for US GAAP purposes ($2.3 million for the year ended January 31, 2008). The earlier commencement of commercial production for the A-418 pipe under US GAAP resulted in the following additional adjustments in fiscal 2009: an increase of $10.4 million in cost of sales, offset by a $3.7 million increase in sales revenue relating to A-418 production sold prior to the commencement of commercial production.

For Canadian and US GAAP purposes, stripping costs attributable to separate and distinct ore bodies are capitalized during the pre-production stage. These stripping costs are expensed once the production phase of the ore body is deemed to have begun. The production phase is defined as when saleable minerals are extracted (produced) from the ore body.

(d)	Investment Tax Credits

Under Canadian GAAP the Company records non-refundable investment tax credits as a reduction in the expense or the capital expenditure to which they relate. The majority of non-refundable investment tax credits earned by the Company relate to research and development expenditures and pre-production mining expenditures. Under US GAAP, non-refundable investment tax credits are recorded as a reduction in the current income tax expense in the year in which the tax credits are earned and more likely than not to be realized.

(e)	Accounting for Uncertainty in Income Taxes

The Company has adopted FIN 48 on February 1, 2007 for US GAAP reporting purposes only. As of January 31, 2009 and 2008, the Company recognized a reduction of $0.6 million and $0.7 million of future income tax liability, respectively. These reductions are as a result of certain tax benefits not recognized for Canadian GAAP purposes being recognized for US GAAP purposes in accordance with FIN 48.

A reconciliation of the beginning and ending amount of the reduction is as follows:

	2009	2008
Unrecognized tax benefit at the beginning of the year	$(688)	$(587)
Foreign Exchange	132	(101)
Addition based on tax position taken during the current period	(64)	-
Unrecognized tax benefit at the end of the year	(620)	(688)

(f)	Impact of Recent United States Accounting Pronouncements

Non-controlling Interest in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160 Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity’s equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”). Under SFAS 141R, an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. In addition, acquired in-process research and development (“IPR&D”) is capitalized as an intangible asset and amortized over its estimated useful life. The IPR&D is evaluated for impairment and if no alternative future use exists, the asset is expensed. SFAS 141R is effective for business combinations for which the acquisition date is after the beginning of the first annual reporting period beginning after December 15, 2008.

Generally Accepted Accounting Principles

In May 2008, the FASB issued FAS 162, The Hierarchy of Generally Accepted Accounting Principles (“SFAS 162”). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for nongovernmental entities. SFAS 162 is effective 60 days following SEC approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principle.

Derivative Instruments

In March 2008, the FASB issued FAS 161, Disclosures About Derivative Instruments and Hedging Activities (“SFAS 161”) which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

The Company is currently evaluating the impact that these new standards may have on its consolidated financial statements.